

February 22, 2011

GelTech Solutions, Inc.
Mr. Michael Hull, Chief Financial Officer
1460 Park Lane South, Suite 1
Jupiter, FL 33458

> **Re: GelTech Solutions, Inc.**
> **Form 10-K for the year ended June 30, 20101 filed September 28, 2010**
> **Form 10-Q for the quarter ended September 30, 2010 filed Nov. 15, 2010**
> **File No. 0-52993**

Dear Mr. Hull:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2010

Item 1. Business, page 2

1. We note your products are manufactured by third parties. Please clarify your disclosures in future filings to explain whether you have any contractual obligations such as minimum quantities which would impact your business.

Results of Operations, page 17

2. In future filings please enhance your results of operations discussion to explain the reasons for changes in your revenues period over period. In this regard, we would expect to see an explanation as to why revenue increased or decreased for each product.

Item 9A. Controls and Procedures, page 30

3. Please amend your filing to include Management's annual report on internal control over financial reporting as required by Item 308 of Regulation S-K. When you amend your filing, please ensure that you include updated certifications.

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations…

Warrants to Purchase common Stock, page F-17

4. Please provide to us and disclose in future filings, a more comprehensive discussion of your accounting policy for warrants. Please reference appropriate authoritative literature.

Form 10-Q for the quarter ended September 30, 2010

Notes to the Condensed consolidated financial Statements

4. Stockholders' Equity

5. We note your disclosures related to the agreement with Lincoln Park Capital Fund LLC for the issuance and sale of units, including common stock and warrants. Please provide us with a comprehensive explanation of how you intend to account for the warrants, including your analysis of the appropriate classification based on the provisions of ASC Topics 480 and 815.

6. We note your disclosure that as of September 30, 2010, 50,000 shares of common stock were issuable in connection with a one year consulting agreement for investor relations. Demonstrate to us how your accounting for deferred consulting costs complies with ASC Topic 505. Disclose the material terms of the consulting agreements including: the parties providing the services and any related party relationship; the specific nature of the services being provided; the number of shares issued or to be issued and the dates shares were issued or will be issued; your basis for determining the fair value of the shares issued; and your basis for determining that there is a "sufficiently large disincentive for nonperformance" such that recording an asset is appropriate.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief